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                             July 29, 2021

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 25, 2021
                                                            File No. 333-252127

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Risk Factors
       We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business, page 10

   1. You disclose that for the year ended December 31, 2020, one vendor accounted for 58.6%
                                                        of your total
purchases. Please revise to provide a more detailed description of your relationship with this
vendor, including which types of products are supplied, and whether such relationship
involves long term agreements or arrangements. Please describe the material terms of any
such agreements or arrangements. To the extent you are
                                                        substantially dependent
on any agreement or arrangement with this vendor, file the
                                                        agreement as an
exhibit. If you believe you are not substantially dependent on the agreements, please
explain why. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
July 29, 2021
Page 2
      Regulation S-K.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
July 29, 2021 Page 2
cc:       Matthew Ogurick, Esq.
FirstName LastName